MINERVA NEUROSCIENCES, INC.

1500 District Avenue

Burlington, MA 01803

September 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Julie Sherman

 Brian Cascio

Re:	Minerva Neurosciences, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Annual Report”)

Filed March 1, 2022

File No. 001-36517

Ladies and Gentlemen:

We are in receipt of the letter dated September 12, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2021. We are responding to the Staff’s comment included in the letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements

Note 2 - Goodwill, page F-11

1.

We note the disclosure on page 12 that during 2021 you focused your resources on the lead drug candidate roluperidone and deferred the future development of MIN-301 until additional resources become available and as a result of your limited resources and development deferral combined with the overall market conditions, you recognized a noncash charge of $15.2 million as of December 31, 2021 related to the impairment of the intangible asset for MIN-301. It appears that a significant portion of your goodwill was also recorded as part of this acquisition. Please explain to us how this decision and the overall market conditions were considered in your review of any possible goodwill impairment.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company impaired the intangible asset for MIN-301 following the review of the value of the in-process research and development (“IPR&D”) associated with the MIN-301 asset, as disclosed in the Annual Report. At the time, the Company had diverted its internal efforts to focus on the late-stage clinical development and submission of a New Drug Application (“NDA”) for its lead program, Roluperidone, for the treatment of the negative symptoms of schizophrenia. In addition, limited human resources (the Company had 9 full-time employees as of December 31, 2021) and constrained funding, resulting from deteriorating financial markets during 2021, meant that the original development plan for MIN-301 was significantly delayed. The Company performed an annual impairment test for the asset, using a multi-period excess earning valuation method, and determined that the value of the MIN-301 asset was zero at the measurement date of November 30, 2021 compared to a carrying value of $15.2 million. The Company concluded that MIN-301 was fully impaired as of November 30, 2021.

United States Securities and Exchange Commission

September 14, 2022

Page Two

The Company separately performed its annual goodwill impairment assessment also as of November 30, 2021. The Company has a single reporting unit, which is the level that the goodwill impairment test is performed. In accordance with ASC 350-20-35-31 the Company first recorded the impairment for the IPR&D asset before its impairment assessment of goodwill.

For the Company’s annual goodwill impairment assessment, it performed a qualitative analysis that considered the factors in ASC 350-20-35-5, where the Company determined that there were no indicators that the fair value of the reporting unit exceeded the carrying value. In making that determination the Company considered that on November 30, 2021, the Company’s market capitalization was $41.5 million (42.7 million shares outstanding multiplied by the closing price of $0.9710), and net equity was approximately $11.9 million. As such, there was an excess fair value of $29.6 million. The Company updated this comparison at December 31, 2021. The Company also considered that at the date of the goodwill impairment assessment, the Company had recently completed its Phase 3 trial of Roluperidone for the treatment of Negative Symptoms of Schizophrenia and the Company was preparing to meet with the FDA to discuss the submission of an NDA in 2022. In addition, the Company sold its rights to receive royalties under a prior co-development program and expected to receive significant milestone payments under that arrangement in future periods. All of these factors indicated that the fair value of the reporting unit was in excess of the carrying value.

Please direct any questions regarding the foregoing to the undersigned (via email: grace@minervaneurosciences.com) or Fred Ahlholm, Chief Financial Officer of the Company (via email: fahlholm@minervaneurosciences.com).

Sincerely,

Minerva Neurosciences, Inc.

/s/ Geoff Race
Geoff Race
President, Minerva Neurosciences, Inc.

cc:	Remy Luthringer, Minerva Neurosciences, Inc.

Fred Ahlholm, Minerva Neurosciences, Inc.

Marc Recht, Cooley LLP

Ryan Sansom, Cooley LLP